COVENANT NOT TO SUE FOR PATENT INFRINGEMENT

This Covenant Not to Sue for Patent Infringement Agreement (this "Agreement") is effective as of January 1, 2007 by and between Napp Pharmaceutical Group Limited, an English company ("Napp"), and Labopharm Europe Limited, an Irish corporation together with Labopharm Inc, a Canadian corporation (collectively "Labopharm"). Napp and Labopharm are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

WHEREAS, Napp, together with its Affiliates, owns certain intellectual property, including patents, relating to tramadol and salts thereof;

WHEREAS, the Parties are desirous of promoting competition amongst themselves with regard to the marketing and sale of extended release pharmaceutical formulations including tramadol hydrochloride as an active ingredient, and to avoid the expense and uncertainties of patent litigation with regard to the said extended release tramadol formulations.

NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Parties agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms will have the following meanings as used in this Agreement:

   a. "Affiliate" means as to any Party, any person, firm, trust, partnership, corporation, company or other entity or combination thereof, which directly or indirectly (i) controls a Party, (ii) is controlled by a Party or (iii) is under common control with a Party. The terms "control" and "controlled" mean ownership of 50% or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such person, firm, trust, partnership, corporation, company or other entity or combination thereof or the power to direct the management of such person, firm, trust, partnership, corporation, company or other entity or combination thereof.

   b. "Approved Distributor" means a distributor of Labopharm listed on Schedule A, as may be amended or supplemented from time to time, by prompt written notice from Labopharm to Napp no later than five days after Labopharm appoints a new distributor, provided, however, Labopharm must receive the prior written approval of Napp to add any distributor to Schedule A if such distributor is also a distributor or licensee of Napp or its Affiliates of a tramadol product in the Territory.

   c. "Approved Distributor's Region" means the region in the Territory linked to each Approved Distributor on Schedule A, as may be amended or supplemented from

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to amounts payable and other confidential commercial terms.

time to time, by prompt written notice from Labopharm to Napp no later than five days after Labopharm appoints a new distributor, provided, however, Labopharm must receive the prior written approval of Napp to add or change any Approved Distributor's region on Schedule A if such Approved Distributor is also a distributor or licensee of Napp or its Affiliates of a tramadol product in such region.

d. "Commercial Life" means as long as there are any sales of the Labopharm Product in the Territory.

e. "Contramid® Technology" means Labopharm's proprietary formulation technology used in the Labopharm Product

f. "EEA" means all the member states from time to time of the European Union and the European Free Trade Association, except for Switzerland.

g. "Labopharm Product" means the once daily tramadol solid oral dosage formulation, in any dosage strength, developed and owned by Labopharm and its Affiliates, using Labopharm's Contramid® Technology that was submitted by Labopharm for regulatory approval under the Mutual Recognition Procedure with the number FR/H/272. Labopharm Product also includes any future national registration filings by Labopharm in the Territory for the same once daily tramadol solid oral dosage formulation, in any dosage strength, developed and owned by Labopharm.

h. "Product Sales" means the transfer price received by Labopharm, or an Affiliate of Labopharm, from an Approved Distributor for the sale of the Labopharm Product to such Approved Distributor for commercialization of the Labopharm Product in the Approved Distributor's Region, provided, however, the transfer price of Product Samples will not be included.

i. "Product Samples" means Labopharm Product (i) sold by Labopharm to an Approved Distributor at Labopharm's cost without any profits, royalties or markups of any kind, and (ii) clearly labeled as samples that are not permitted to be resold.

j. "Term" has the meaning set forth in Section 9.

k. "Territory" means the countries listed on Schedule B, as amended or supplemented from time to time, by written agreement of the Parties.

2. Covenant Not To Sue.

a. Subject to Labopharm's, Labopharm's Affiliates and Approved Distributor's compliance with this Agreement, Napp promises and covenants not to (and shall procure that its Affiliates shall not) institute patent infringement litigation against Labopharm, Labopharm's Affiliates or an Approved Distributor during the Term

as follows: (i) as to Labopharm and Labopharm's Affiliates, for making, having made, packaging, or exporting the Labopharm Product from anywhere in the world that is imported into the Territory, and (ii) as to an Approved Distributor, importing, using, selling, marketing, advertising, promoting, having sold, offering to sell or distributing the Labopharm Product by such Approved Distributor only in such Approved Distributor's respective Approved Distributor's Region.

b. Subject to Napp's and Napp's Affiliates compliance with this Agreement, Labopharm promises and covenants not to (and shall procure that its Affiliates and Approved Distributors shall not) institute patent validity challenges against Napp's or its Affiliate's patents relating to pharmaceutical formulations including tramadol as an active ingredient in the Territory during the Term hereof. If Labopharm breaches this provision, then Napp has the option of terminating this agreement or deleting such non-complying Approved Distributor from Schedule A, with immediate effect by giving written notice to Labopharm.

c. Labopharm will require each Approved Distributor, to the extent permitted by applicable law, to import, use, market, advertise, promote, sell, distribute or supply the Labopharm Product only in the Approved Distributor's respective Approved Distributor's Region. If Napp notifies Labopharm that any Approved Distributor is importing, marketing, advertising, promoting, selling, distributing or supplying the Labopharm Product outside the Approved Distributor's Region or facilitating a third party to do so, then Labopharm shall take all reasonable steps, to the extent permitted by applicable law, to cause such Approved Distributor to cease such activities as soon as practicable; provided, however, to the extent permitted by applicable law, Approved Distributor's are not restricted from responding to unsolicited sales requests from third parties in the EEA that are located outside such Approved Distributor's Region; provided further, that such unsolicited sales requests are not the result of any solicitation or promotion by the Approved Distributor. If such Approved Distributor's non-authorized activities continue, then Napp has the option of deleting such Approved Distributor from Schedule A and proceeding with a patent infringement case against such former Approved Distributor.

d. This covenant not to sue for patent infringement does not extend to an Approved Distributor, directly or indirectly, importing, marketing, advertising, promoting, selling, distributing or supplying the Labopharm Product outside such Approved Distributor's respective Approved Distributor's Region, including, without limitation, any importing, marketing, advertising, promoting, selling, distributing or supplying of the Labopharm Product outside the Territory by such Approved Distributor.

e. This covenant not to sue for patent infringement does not extend to any other products of the Parties or their Affiliates. This covenant is personal to Labopharm, Labopharm's Affiliates and the Approved Distributors and may not, except to Labopharm's Affiliates, be assigned or otherwise transferred without the

prior written consent of Napp, except as set forth in Section 12 herein. All other rights and covenants of the Parties with respect to any intellectual property owned by any Party remain in full force and effect.

3. Other Representations and Covenants

   a. (Redacted)

   b. (Redacted)

   c. (Redacted)

   d. Napp represents and warrants that it, together with its Affiliates, owns certain intellectual property, including patents, relating to tramadol and salts thereof and has the right to enter into and perform this Agreement with respect to such intellectual property.

   e. (Redacted)

   f. Labopharm represents and warrants that Labopharm's Product Samples are clearly labeled as samples that are not permitted to be resold and that Labopharm does not permit its Approved Distributors to resell Product Samples.

   g. (Redacted)

   h. Labopharm agrees that during the Term Product Samples will be clearly labeled as samples that are not permitted to be resold and that Labopharm will not permit its Approved Distributors to resell Product Samples.

4. Payments

   a. Royalties. In consideration of the covenant not to sue granted herein by Napp and its Affiliates, the Parties agree that Labopharm will pay to Napp a royalty equal to

(Redacted) multiplied by the Product Sales of the Labopharm Product sold in the Territory on or after January 1, 2007. Labopharm will make royalty payments to Napp in Euros within 45 days of the end of each calendar quarter. Each royalty payment shall be accompanied by a written statement in respect of the calendar quarter covered by such statement, specifying the calculation of Product Sales in the Territory and the royalty payments due to Napp for such calendar quarter. Labopharm will make all payments required under this Agreement by electronic funds wire transfer to a bank account designated by Napp from time to time. Labopharm will give Napp one day's written notice prior to making any such wire transfers.

b. Upfront Access Fee. Within 30 days of execution of this Agreement, Labopharm will pay to Napp a one-time access fee of (Redacted)

5. Records and Audit. Labopharm and its Affiliates will keep or cause to be kept complete and accurate records which are relevant to any payment to be made under this Agreement, including without limitation, records with respect to Product Sales and royalty calculations. At Napp's request and expense, Labopharm and its Affiliates will permit an independent non-Affiliated certified public accountant appointed by Napp and reasonably acceptable to Labopharm, at reasonable times and upon 30 days notice, to examine such records as may be necessary to determine, with respect to any year ending not more than three years prior to Napp's request, the correctness or completeness of any report or payment made under this Agreement. The foregoing right of review may be exercised only once per calendar year and only once with respect to each such periodic report and payment. Results of any such examination will be (a) limited to the total Product Sales of the Labopharm Product sold to the Approved Distributors, and (b) made available to both Parties. Napp will bear the expenses of such independent non-Affiliated certified public accountant related to the performance of any such audit, unless such audit discloses a variance to the detriment of Napp of more than 5% over the period examined from the amount of the original reports or payment calculations. In such case, Labopharm will bear the reasonable cost of the performance of such audit. If such audit reveals that Labopharm or its Affiliates has failed to accurately report information, and the result was underpayment, then Labopharm will promptly pay any amount due to Napp together with interest on such amount, calculated from the date accruable at a rate of the then prime lending rate as established by the United States Federal Reserve Bank plus 2%. In the event of overpayment, any royalty overpayment shall be fully creditable against amounts payable in subsequent periods, or reimbursed to the extent such future amounts payable do not fully cover the overpayment.

6. Late Payments. Labopharm will not be eligible for any prompt payment discounts. In the event that any payment due by Labopharm to Napp under this Agreement is not made when due, the payment will accrue interest from the date due at the rate of the then prime lending rate as established by the United States Federal Reserve Bank plus 2%; provided that in no event will such rate exceed the maximum legal annual

interest rate. The payment of such interest will not limit Napp from exercising any other rights it may have as a consequence of the lateness of any payment.

7. Taxes. Any income or other taxes which Labopharm is required to pay or withhold on behalf of Napp with respect to royalties payable under this Agreement will be deducted from the amount of such royalties and other monies due to Napp and paid to the relevant competent taxing authority; provided that (i) Labopharm shall promptly notify Napp of such requirement in advance of the payment requiring the withholding; and (ii) Labopharm shall furnish Napp with proof of such payments. Labopharm will promptly provide Napp with any available certificate or other documentary evidence that might enable Napp to support a claim for a refund or a foreign tax credit with respect to any such tax so withheld or deducted by Labopharm. Labopharm and Napp will reasonably cooperate in completing and filing documents required under the provisions of any applicable tax treaty or under any other applicable law and to take any other reasonable actions, in order to enable Labopharm to make such payments to Napp without any deduction or withholding, if possible, consistent with all legal requirements (including by maintaining or changing, as reasonably necessary, the payor of amounts under this Agreement). Napp shall file Form IC3 with the UK HM Revenue & Customs together with a copy of this Agreement.

8. Confidential Information. The Parties agree that the terms and conditions of this Agreement are confidential, and further agree that neither Party will make any public statement, issue any press release or make any other third party disclosures relating to the Agreement without the prior written consent of the other Party. The foregoing restrictions set forth in this Section 8 will not apply to information which, in the opinion of legal counsel to the Party intending to make the disclosure, is legally required to be disclosed by law, regulation, or court order, including responding to subpoena or other legal process. Further, nothing herein will be construed as restricting either party from making the following disclosures respecting the subject matter herein: (i) communications with the FDA, European Agency for the Evaluation of Medicinal Products or other governmental or regulatory authorities respecting matters contained herein that are deemed by either Party, in its reasonable judgment, to be prudent, whether or not actually required by law, regulation, or court order; (ii) companywide announcements made by either party (including either Party's Affiliate); (iii) responses to inquiries from investment or other financial entities; and (iv) notifications to either party's insurers, bankers, or advisors that may reasonably have a need to know such information. Further, Labopharm may disclose the existence and terms of this Agreement to its Approved Distributors.

9. Term. The effective date of this Agreement is January 1, 2007 and, unless terminated earlier pursuant to Section 10 of this Agreement, shall continue for the Commercial Life of the Labopharm Product (the "Term"). No royalty set forth in Section 4 will be due in an Approved Distributor's Region upon expiry of the last to expire of Napp's or its Affiliates' patents in the respective Approved Distributor's Region relating to pharmaceutical formulations including tramadol as an active ingredient.

10. Termination. This Agreement may be terminated by either party if the other party commits a material breach of this Agreement, which breach will not have been remedied within 90 days, or, in the case of payments due under Sections 4, 5 or 6, remedied within 45 days, of the giving of written notice requiring such breach to be remedied. Notwithstanding the foregoing, if Labopharm breaches Section 2(b) this Agreement may be terminated immediately upon Napp's notice to Labopharm. Upon termination of this Agreement due to either party's material breach, all rights granted under Section 2 will terminate immediately.

11. Dispute Resolution.

a. In the event of any controversy or claim arising out of, relating to, or in connection with any provision of this Agreement or the rights or obligations of the Parties hereunder, the Parties will try to settle their differences amicably between themselves.

b. If the Parties are unable to resolve such disputed matter within 30 days of initiating such negotiations, the Parties agree that the Managing Directors or Chief Executive Officers of the Parties will meet for attempted resolution by good faith negotiations.

c. If the Managing Directors or Chief Executive Officers cannot resolve the dispute within 30 days of initiating such negotiations, then each Party will attempt in good faith to settle the dispute by mediation pursuant to Section 11(d).

d. The mediation of any dispute is to be administered by JAMS or such other mediator as may be mutually agreed to by the Parties. If mediation is unsuccessful within 30 days after the Parties request mediation pursuant to this Section 11(d), the Parties may then resort to the alternative dispute resolution procedures set forth on Schedule C.

e. Notwithstanding the foregoing provisions of this Section 11, if either Party in its sole judgment reasonably believes in good faith that any such dispute could cause it irreparable harm, such Party (i) will be entitled to seek equitable relief in order to avoid such irreparable harm and (ii) will not be required to follow the procedures set forth in this Section.

12. Assignment. Neither Party will assign this Agreement or its rights or obligations hereunder without the prior written approval of the other Party. Notwithstanding the foregoing, either Party may make such an assignment to an Affiliate or to any successor to all or substantially all of the business and assets of such Party, whether in a merger, consolidation, sale of stock, sale of assets or other similar transaction. In all valid assignments under this Section, the Parties hereto and the assignee will execute an agreement confirming such assignment and assumption of obligations hereunder, and no such assignment will release the assignor from its obligations hereunder. No such assignment or transfer will be valid or effective unless performed in accordance with this Section 12.

13. Severability. If any provision of this Agreement is held by a court or arbitrator of competent jurisdiction to be illegal or unenforceable, this will not affect in any way the application and enforcement of other provisions of this Agreement. The Parties will negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution so as to render such provision or provisions valid and enforceable in a manner which will most nearly and fairly approach the intent and purpose of the invalid provision. If it is not possible to so modify such a provision, then that provision will be severed from this Agreement, and the remaining provisions will continue in force.

14. Entire Agreement. This Agreement, together with any Schedules hereto, constitutes the entire agreement between Napp and Labopharm with respect to the subject matter herein. The Parties hereto acknowledge that there is no representation, warranty, agreement or understanding between them or supported hereby other than as expressed herein. The terms and conditions of this Agreement supersede all previous agreements, proposals, negotiations and other communications between the Parties, whether written or oral, with respect to the subject matter herein. Except as expressly provided herein, no amendment or variation to this Agreement will be binding upon either Party hereto unless made in writing and signed by an authorized officer of each Party. This Agreement will inure to the benefit of and be binding upon the permitted assigns of the Parties hereto.

15. Further Actions. Each Party will execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16. No Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of a breach by any other Party of any of its obligations pursuant to this Agreement will be a waiver of any subsequent breach of any other covenant, obligation or agreement, nor will any failure to seek a remedy for any breach be a waiver of any rights and remedies with respect to such or any subsequent breach.

17. Notices. All notices, instructions and other communications hereunder or in connection herewith will be in writing, will be sent to the addresses below and will be: (a) delivered personally; (b) sent by registered or certified mail, return receipt requested, postage prepaid; (c) sent via a reputable nationwide overnight courier service; or (d) sent by facsimile transmission. Any such notice, instruction or communication will be deemed to have been delivered (w) upon receipt if delivered by hand, (x) three business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (y) one business day after it is sent via a reputable nationwide overnight courier service, or (z) when transmitted with electronic confirmation of receipt, if such transmission is on a business day; otherwise, on the next business day following such transmission.

For Napp: Napp Pharmaceutical Group Limited
Cambridge Science Park
Milton Road, Cambridge CB4 0GW
United Kingdom
Attention: (1) Managing Director, and (2) Director of Legal Department

Telephone: +44 1223 424444
Fax: +44 1223 424442

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Stuart D. Baker

Telephone: (212) 408-5435
Fax: (212) 541-5369

For Labopharm: Labopharm Europe Limited
5 The Seapoint Building
45 Clontarf Road
Dublin 3, Ireland
Attention: Managing Director

Telephone: 011-353-1-854-0140
Fax: 011-353-1-854-0144

and to:

Labopharm Inc.
480 Armand-Frappier Blvd.
Laval, Québec, Canada H7V 4B4
Attention: General Counsel

Telephone: (450) 686-1017
Fax: (450) 686-9141

18. Governing Law. This Agreement, including the interpretation, performance, enforcement, breach or termination thereof and any remedies relating thereto, will be governed by and interpreted in accordance with the internal laws of the State of New York, excluding any conflicts of laws provisions or rules thereof.

19. Language. The parties hereby acknowledge to have specifically requested that this Agreement and all related documents and notices be drawn up in the English language. Les parties aux présentes déclarent qu'elles ont exigé que cette convention

de même que tous les documents, y compris tous avis qui s'y rattachent, soient rédigés en langue anglaise.

20. Descriptive Headings. The headings of the sections of this Agreement are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

21. Interpretation.

a. As used in this Agreement, any reference to the masculine, feminine or neuter gender will include all genders, the plural will include the singular, and singular will include the plural. References herein to a Party or other person include their permitted assigns. The words "include," "includes" and "including" when used herein will be deemed to be followed by the phrase "without limitation" unless such phrase otherwise appears. Unless the context otherwise requires, references herein to Sections and Schedules will be deemed references to Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words "hereof," "hereby," "herein" and "hereunder" and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Section or provision hereof.

b. With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration will be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

22. Independent Contractors. The relationship of the Parties established by this Agreement is that of independent contractors, and nothing contained in this Agreement will be construed (i) to give either Party the power to direct or control the day to day activities of the other or (ii) to constitute the Parties as partners, joint venturers, co-owners or otherwise as participants in a joint or common undertaking.

23. Counterparts. This Agreement will become binding when any one or more counterparts hereof, individually or taken together, will bear the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts, each of which will be deemed an original as against the Party whose signature appears thereon, but all of which taken together will constitute but one and the same instrument. Each Party may execute this Agreement by facsimile transmission. In addition, facsimile signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and delivery of a facsimile signature by any Party will constitute due execution and delivery of this Agreement.

[The next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date and year first written above.

NAPP PHARMACEUTICAL GROUP LIMITED

By: Stuart D. Baker
Director

LABOPHARM EUROPE LIMITED

By: Anthony C. Playle
Managing Director

LABOPHARM INC.

By: James Howard Tripp
President and CEO

SCHEDULE A

List of Approved Distributors and Approved Distributors' Regions

(Redacted)

SCHEDULE B

List of all Countries in the Territory

Albania
Andorra
Armenia
Austria
Azerbaijan
Belarus
Belgium
Bosnia-Herzegovina
Bulgaria
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
Former Yugoslav Republic of Macedonia
France DOM/TOM
Germany
Greece
Georgia
Hungary
Iceland
Ireland
Italy
Kazakhstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malta
Moldova
Monaco
Netherlands
Norway
Poland
Portugal
Romania
Russia
San Marino
Serbia and Montenegro
Slovakia
Slovenia
Spain
Sweden

Switzerland
Turkey
Ukraine
United Kingdom
Vatican City

SCHEDULE C

ALTERNATIVE DISPUTE RESOLUTION

In accordance with Section 11 of the Agreement, either Party may initiate an Alternative Dispute Resolution ("ADR") proceeding as provided herein. The Parties will have the right to be represented by counsel in such a proceeding.

1. To initiate an ADR proceeding, a Party must provide written notice to the other Party of the issues to be resolved by ADR. Within 14 calendar days after its receipt of such notice, the other Party may, by written notice to the Party initiating the ADR, add additional issues to be resolved within the same ADR.

2. Within 21 calendar days following receipt of the original ADR notice, the Parties will select a mutually acceptable neutral to preside in the resolution of any disputes in the ADR proceeding. If the Parties are unable to agree on a mutually acceptable neutral within such period, either Party may request the President of the CPR Institute for Dispute Resolution (the "CPR"), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

(a) The CPR will submit to the Parties a list of not less than five candidates within 14 calendar days after receipt of the request, along with a *Curriculum Vitae* for each candidate. No candidate may be an employee, director, or shareholder of either Party or any of their subsidiaries or Affiliates.

(b) Such list will include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

(c) Each Party will number the candidates in order of preference (with the number one signifying the greatest preference) and will deliver the list to the CPR within seven calendar days following receipt of the list of candidates. If a Party believes a conflict of interest exists regarding any of the candidates, that Party will provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any Party failing to return a list of preferences in the required time allowed will be deemed to have no order of preference.

(d) If the Parties collectively have identified fewer than three candidates deemed to have conflicts, the CPR immediately will designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference. If a tie should result between two candidates, the CPR may designate either candidate. If the Parties collectively have identified three or more candidates deemed to have conflicts, the CPR will review the explanations regarding the conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference, or (ii) issue a new list of not less than five candidates, in which case the procedures set forth in subparagraphs 2(a) - 2(d) will be repeated.

3. No earlier than 28 calendar days or later than 56 calendar days after selection, the neutral will hold a hearing to resolve each of the issues identified by the Parties. The ADR proceeding will take place at a location agreed upon by the Parties. If the Parties cannot agree, the neutral will designate a location other than the principal place of business of either Party or any of their subsidiaries or Affiliates.

4. At least 14 calendar days prior to the hearing, each Party will submit the following to the other Party and the neutral:

(a) a copy of all exhibits on which such Party intends to rely in any oral or written presentation to the neutral;

(b) a list of any witnesses such Party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c) a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies must not contain any recitation of the facts or any legal arguments and must not exceed one page per issue; and

(d) a brief in support of such Party's proposed rulings and remedies; provided that the brief must not exceed 20 pages. This page limitation will apply regardless of the number of issues raised in the ADR proceeding.

Prior to the hearing, each Party may conduct not more than three depositions of not more than two hours each in duration. Further, each Party may submit to the other Party with a copy to the neutral, with sufficient time for the other Party to respond, one set of interrogatories of not more than five questions, including subparts. Each Party will make available its deponents and fully respond to the interrogatories in a timely fashion.

Except as expressly set forth in subparagraphs 4(a) - 4(d) and the immediately preceding paragraph, no discovery will be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5. The hearing will be conducted on two consecutive days and will be governed by the following rules:

(a) Each Party will be entitled to five hours of hearing time to present its case. The neutral will determine whether each Party has been allowed the five hours to which it is entitled.

(b) Each Party will be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument. Cross-examination of witnesses will occur immediately after their direct testimony, and cross-examination time will be charged against the Party conducting the cross-examination.

(c) The Party initiating the ADR will begin the hearing and, if it chooses to make an opening statement, will address not only issues it raised but also any issues raised by the responding Party. The responding Party, if it chooses to make an opening statement, also will address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments will proceed in the same sequence.

(d) Any testimony given will be under oath and except when testifying, witnesses will be excluded from the hearing until closing arguments.

(e) Settlement negotiations, including any statements made therein, will not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also will not be admissible. As to all other matters, the neutral will have sole discretion regarding the admissibility of any evidence.

6. Within seven calendar days following completion of the hearing, each Party may submit to the other Party and the neutral a post-hearing brief in support of its proposed rulings and remedies; provided that such brief must not contain or discuss any new evidence and must not exceed ten pages. This page limitation will apply regardless of the number of issues raised in the ADR proceeding.

7. The neutral will rule on each disputed issue within 14 calendar days following completion of the hearing. Such ruling must adopt in its entirety the proposed ruling and remedy of one of the Parties on each disputed issue but may adopt one Party's proposed rulings and remedies on some issues and the other Party's proposed rulings and remedies on other issues. The neutral will not issue any written opinion or otherwise explain the basis of the ruling.

8. The neutral will be paid a reasonable fee plus expenses. These fees and expenses, along with the reasonable legal fees and expenses of the prevailing Party (including all expert witness fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, will be paid as follows:

(a) If the neutral rules in favor of one Party on all disputed issues in the ADR, the losing Party will pay 100% of such fees and expenses.

(b) If the neutral rules in favor of one Party on some issues and the other Party on other issues, the neutral will issue with the rulings a written determination as to how such fees and expenses will be allocated between the Parties. The neutral will allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the Party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

9. The rulings of the neutral and the allocation of fees and expenses will be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court

having jurisdiction. Upon the written mutual consent of the Parties, the neutral may amend or alter any provision of this ADR.

10. Except as provided in paragraph 9 or as required by Law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings will be deemed Confidential Information. The neutral will have the authority to impose sanctions for unauthorized disclosure of Confidential Information.